UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Option Care Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68404L201

(CUSIP Number)

Danielle C. Gray

Executive Vice President, Global Chief Legal Officer

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

with a copy to:

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Walgreens Boots Alliance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)	This calculation is based on 179,764,281 shares of Common Stock outstanding as of May 2, 2023 (as represented by the Issuer in its most recently filed 10-Q on May 4, 2023).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS HC Group Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on 179,764,281 shares of Common Stock outstanding as of May 2, 2023 (as represented by the Issuer in its most recently filed 10-Q on May 4, 2023).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS OCH US Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1)	This calculation is based on 179,764,281 shares of Common Stock outstanding as of May 2, 2023 (as represented by the Issuer in its most recently filed 10-Q on May 4, 2023).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS WBA US 1 Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)	This calculation is based on 179,764,281 shares of Common Stock outstanding as of May 2, 2023 (as represented by the Issuer in its most recently filed 10-Q on May 4, 2023).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS WBA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)	This calculation is based on 179,764,281 shares of Common Stock outstanding as of May 2, 2023 (as represented by the Issuer in its most recently filed 10-Q on May 4, 2023).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 7 of 9 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (“Common Stock”), of Option Care Health, Inc., a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2021, as amended by Amendment No. 1 thereto filed on August 18, 2022 and Amendment No. 2 thereto filed on March 3, 2023.

Terms used but not defined in this Amendment No. 3 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

Because the Reporting Persons no longer beneficially own greater than 5% of the Issuer’s outstanding securities, this Amendment No. 3 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows by adding the following:

June 2023 Equity Offering

On June 8, 2023, HC I sold 10,771,926 shares of the of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933, as amended (the “June 2023 Sale”), representing approximately 5.99% of the outstanding Common Stock as of May 2, 2023 (as represented by the Issuer in its most recently filed 10-Q on May 4, 2023). As a result of the June 2023 Sale, HC I’s ownership of the Issuer declined from approximately 5.99% of the Common Stock to 0.0% of the Common Stock.

Upon closing of the June 2023 Sale, HC I will cease to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a, b)

After giving effect to the transaction described in Item 4 hereof, none of the Reporting Persons has voting or dispositive power with respect to any shares of the Issuer’s Common Stock and therefore have beneficial ownership of approximately 0% of the total number of shares of Common Stock outstanding.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of the Issuer’s Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than HC I.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Sections 13(d) of the Act and the rules thereunder. The filing of this Schedule 13D should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c)

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except for the information disclosed in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock in the past 60 days.

(d)

None of the Reporting Persons, and to the best knowledge of the Reporting Persons, no other person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported herein.

(e)

As June 8, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Issuer. The filing of this Amendment No. 3 constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 20, 2021(incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on December 20, 2021).

Exhibit 2	Registration Rights Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June 12, 2023

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Senior Vice President and Corporate Secretary

HC GROUP HOLDINGS I, LLC

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Senior Vice President and Secretary

OCH US HOLDING LLC

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Senior Vice President and Secretary

WBA US 1 CO.

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Senior Vice President and Secretary

WBA INVESTMENTS, INC.

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Senior Vice President and Secretary